BLACK SANDS FIRST ACT CO.
AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED
JUNE 13, 2024 (INCEPTION DATE)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Black Sands First Act Co.
Newark, Delaware

Opinion

We have audited the financial statements of Black Sands First Act Co. which comprise the balance sheet as of June 13, 2024 (Inception Date), and the related statement of operations, changes in stockholders' equity, and cash flows for the period ended June 13, 2024 (Inception Date) and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Black Sands First Act Co. as of June 13, 2024 (Inception Date), and the results of its operations and its cash flows for the period ended June 13, 2024 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Black Sands First Act Co. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Black Sands First Act Co's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Black Sands First Act Co's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Black Sands First Act Co's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

August 01, 2024
Los Angeles, California

As Of Inception	June 13, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND STOCKHOLDER'S EQUITY	
Total Liabilities	$ -
STOCKHOLDER'S EQUITY	
Common Stock	1,000
Subscription Receivable	(1,000)
Accumulated Profit/(Deficit)	-
Total Stockholder's Equity	-
Total Liabilities and Stockholder's Equity	$ -

See accompanying notes to consolidated financial statements.

For The Period Ended	June 13, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General And Administrative	-
Total Operating Expenses	**-**
Net Operating Income/(Loss)	**-**
Interest Expense	-
Other Income/(Loss)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to consolidated financial statements.

BLACK SANDS FIRST ACT CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock		Subscription Receivable	Accumulated Profit/(Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance—As of Inception June 13, 2024	-	$ -	$ -	$ -	$ -
Issuance of common stock	10,000,000	1,000	(1,000)	-	-
Net Income/(loss)	-	-	-	-	-
Balance—June 13, 2024	10,000,000	$ 1,000	$ (1,000)	$ -	$ -

See accompanying notes to consolidated financial statements.

For The Period Ended	June 13, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By/(Used In) Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By/(Used In) Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By/(Used In) Financing Activities	**-**
Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents—Beginning of The Period	-
Cash and Cash Equivalents—End of the Period	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Black Sands First Act Co. was formed on June 13, 2024, as a Delaware Corporation. The financial statements of Black Sands First Act Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Black Sand First Act Co., a wholly owned subsidiary of Black Sands Anime Co. (a Delaware Corporation incorporated on June 13, 2024), is dedicated to creating engaging and meaningful stories for the African American community. The company operates within the dynamic and ever-evolving entertainment industry, specializing in the production and distribution of animated content and literary works.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 13, 2024, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The company has not started its operations yet and is in the pre-revenue stage.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences

between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 01, 2024, which is the date the financial statements were issued.

3.   SHAREHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001 per share and 10,000,000 shares of Preferred Stock at $0.0001 per share. As of June 13, 2024, 10,000,000 shares of Common Stock have been issued and are outstanding.

The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock of the Corporation, voting together as a single class.

4.   DEBT

The company has no debt outstanding as of June 13, 2024.

5.   RELATED PARTY

There are no related party transactions as of June 13, 2024.

6.   INCOME TAXES

The provision for income for the period ended June 13, 2024, is as follows:

For The Period Ended June 13,	2024
Net Operating Loss	$ -
Valuation Allowance	-
Net Provision for Income Tax	$ -

Significant components of the Company's deferred tax assets and liabilities as of June 13, 2024, are as follows:

As of June 13,	2024
Net Operating Loss	$ -
Valuation Allowance	-
Total Deferred Tax Asset	$ -

The company is a new entity formed on June 13, 2024, and does not currently have any taxable income or deferred tax assets. As the company generates future taxable income, it will assess the possibility of utilizing Net Operating Loss (NOL) carryforwards for tax purposes. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. However, since the company is in its initial stages, it's too early to determine if sufficient taxable income will be generated to benefit from future tax deductions related to potential deferred tax assets.

The company recognizes the impact of a tax position in its financial statements only if it's more likely than not to be sustained upon examination by tax authorities based on the technical merits of the position. As of its inception date (June 13, 2024), the company has no prior operations and, consequently, no unrecognized tax benefits or accrued interest and penalties related to uncertain tax positions.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 13, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.